                                                         Rule 424(b)(3)
                                                         File No. 333-90841





                             [LOGO FOR MUSTANG.COM]

                                  COMMON STOCK

        The shareholders of Mustang.com, Inc. listed below in the section of this Prospectus called "Selling Shareholders" are offering and selling up to 1,440,864 shares of Mustang's common stock. Of that common stock, the selling shareholders are offering up to

        -   765,908 shares that they own outright; and

        - 674,956 shares that they may purchase upon their exercise of warrants that they own.

        The selling shareholders acquired Mustang's common stock and warrants in a private placement completed on October 14, 1999. Mustang will not receive any proceeds from the sale of shares by the selling shareholders.

        Mustang's common stock is listed on The Nasdaq SmallCap Market under the symbol "MSTG." On November 30, 1999, the closing price on The Nasdaq SmallCap Market was $11.625 per share.

        The selling shareholders may offer their Mustang shares through public or private transactions, in or off the over-the-counter market in the United States, at prevailing market prices, or at privately negotiated prices. For details of how the selling shareholders may offer their Mustang common stock, please see the section of this Prospectus called "Plan of Distribution."

        Your purchase of the common stock involves a high degree of risk. See "Risk Factors" beginning at page 4.


                                 ---------------


        Neither the Securities and Exchange Commission nor any state securities commission has approved the Mustang shares offered or sold under this Prospectus, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.


                                 ---------------


                The date of this Prospectus is November 30, 1999

                       WHERE YOU CAN FIND MORE INFORMATION

        Mustang files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document it files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        The SEC allows Mustang to "incorporate by reference" the information it files with it, which means that Mustang can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this Prospectus, and later information that Mustang files with the SEC will automatically update and supersede this information. Mustang incorporates by reference the documents listed below. Mustang also incorporates by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders sell all their shares. This Prospectus is part of a registration statement that Mustang filed with the SEC (Registration No. 333-90841).

        - Mustang's Annual Report on Form 10-KSB for the year ended December 31, 1998;

        - Mustang's Current Reports on Form 8-K dated December 31, 1998 filed with the SEC on January 15, 1999 and dated October 12, 1999 filed with the SEC on October 22, 1999.

        - The information concerning the Board of Directors of the Company at pages 2 to 4, inclusive, of Mustang's Definitive Proxy Statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 with the SEC on May 11, 1999.

        - Mustang's Quarterly Reports on Form 10-QSB for the quarter ended March 31, 1999 filed with the SEC on May 17, 1999; for the quarter ended June 30, 1999 filed with the SEC on August 16, 1999; and for the quarter ended September 30, 1999 filed with the SEC on November 12, 1999.

        - The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the SEC on March 10, 1995, including any amendment or report filed for the purpose of updating such description.

        You may request a copy of these filings, at no cost, by writing us at the following address: 6200 Lake Ming Road, Bakersfield, California 93306,
Attention: Chief Financial Officer. You should rely only on the information incorporated by reference or provided in this Prospectus or any supplement. Mustang has not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of these shares in any state that does not permit the offer. You should not assume that the information in this Prospectus or any supplement is accurate as of any date other than the date of those documents.

                                Table of Contents

                                        Page                                                   Page
                                        ----                                                   ----
Where You Can Find More Information.......2             Price Range of Common Stock.............13
About Mustang.............................3             Selling Shareholders....................14
Risk Factors..............................4             Plan of Distribution....................17
Use of Proceeds..........................12             Legal Matters...........................18
Dividend Policy..........................12             Experts.................................18



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                                  ABOUT MUSTANG

        We develop, market, service and support Mustang Message Center. Mustang Message Center is an e-mail management software solution that offers companies and other enterprises the ability to manage their inbound e-mail and Internet-based inquiries timely and accurately. Mustang Message Center competes in the emerging e-mail management market and has received several prestigious awards as best product in its class from sources devoted to monitoring the rapidly growing computer telephony, customer management, e-mail management and call center markets.

        We also develop, market and support other software products that offer businesses the capability to improve customer service, market products, enhance sales and increase employee productivity. These products include

        - ListCaster, a powerful e-mail message server that allows easy mass e-mailings from maintained lists and enables e-mail recipients to correspond with each other through the originating site on the World Wide Web of the Internet called a "Website"; and

        - FileCenter, a high performance application that permits operators of Websites known as "webmasters" to provide their users with an organized, searchable library of files.

        Our other product line consists of the QmodemPro line of telecommunications software, a proven application for connectivity to and from remote computers and computer systems.

        We began operations in 1986 as a sole proprietorship, became a general partnership in 1987 and incorporated in California on December 23, 1988. Our executive offices and sales, marketing and administration facilities are located at 6200 Lake Ming Road, Bakersfield, California, 93306 and our telephone number is (661) 873-2500.

        The following are our trademarks: Mustang.com(TM), Mustang Software(TM), Internet Message Center(TM), Mustang Message Center(TM); FileCenter(TM), ListCaster(TM) and QmodemPro(TM). This Prospectus contains or incorporates by reference trademarks of other companies, including the following trademarks of Microsoft Corporation: "Exchange Server," "Microsoft," "Outlook," "Windows," "Windows 95," "Windows 98" and "Windows NT."



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

                                  RISK FACTORS

        This prospectus contains or incorporates forward-looking statements. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe that these forward-looking statements reflect our plans, intentions, and expectations reasonably, we can give no assurance that we actually will achieve these plans, intentions or expectations. Our actual results could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have put in the cautionary statements below important factors that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

OVER MOST OF THE LAST SEVERAL YEARS OUR REVENUES HAVE DECLINED AND WE HAVE SUFFERED LOSSES. WE MAY NEVER BE PROFITABLE.

        The following table shows the revenues and losses we have reported for the last several years.

                                       Year ended December 31,
                      ----------------------------------------------------------
                         1995            1996            1997            1998
                      ----------      ----------      ----------      ----------
Revenue               $4,820,000      $3,810,000      $1,898,000      $2,011,000
Net loss               1,097,000       3,453,000       1,341,000       1,157,000

        The decline in our revenue directly corresponds to the decline in sales of our legacy products, QmodemPro and Wildcat! Bulletin Board System software. These communication products predated the emergence of the Internet and the Web as a widely accepted and used communication medium. Our old products became antiquated for several reasons:

        - the built-in communication functions of Windows 95, Windows 98 and Windows NT operating systems;

        - the emergence of internet service providers, which provided their own communications software, and Web browsers; and

        -   the use of commercial web sites instead of bulletin boards.

        While we were early to release our QmodemPro telecommunications software and our Wildcat!5 Net Server (called the "WinServer") products for Windows 95, the products did not achieve the market acceptance that we had expected and did not stem the decline in our revenues. Because of this and our decision to focus on products that are designed to facilitate interaction on the Internet, we sold our Wildcat! WinServer, Wildcat! BBS and Off-Line Xpress BBS mail reader product lines to Santronics Software, Inc. of Homestead, Florida in November 1998. We publicly announced our new product strategy in April 1997 and released the initial versions of ListCaster, Mustang Message Center and FileCenter from May 1997 through October 1997. While sales of these products have increased since their introduction we have not derived sufficient revenues from these products to become profitable and continued to incur losses through December 31, 1998 and have continued to incur losses since then.



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

        We can be give no assurance that we will be able to market profitably Mustang Message Center or any of our other products or any products we may develop in the future. Until we are able to generate sufficient revenues to offset costs and expenses, of which we can give no assurance, we will continue to sustain losses. Moreover, our losses may increase in the future as we try to implement announced plans to grow revenues.

OUR OPERATING RESULTS MAY VARY FROM QUARTER TO QUARTER AS A RESULT OF REVENUE SHORTFALLS, INCREASED OPERATING EXPENSES OR OUR LENGTHY SALES CYCLE.

        Our expense levels are based, in part, on our expectations of future revenues and are not expected to decrease, at least in the short term. We also expect to continue to spend substantial financial and other resources on developing and introducing product and service offerings, and expanding our sales, marketing and customer support organizations and operating infrastructure. We expect that our operating expenses will continue to increase in absolute dollars and may increase as a percentage of revenue. If our revenue does not correspondingly increase, our business and operating results could suffer. Further, the competitive environment in which we compete may from time to time force us to make tactical or strategic decisions that disrupt or reduce anticipated revenues. Moreover, during 1998, which was the first year that we achieved material revenues from Mustang Message Center and our other Internet-directed products that we introduced during 1997, we observed a trend that a disproportionate percentage of our net sales were generated during the last month of a quarter. As a result, a shortfall in sales in any quarter as compared to expectations may not be identifiable until the end of a quarter. We may not be able to adjust our spending plan timely enough to compensate for any future revenue shortfall. Any significant shortfall in sales in relation to our revenue expectations would have a material adverse impact on our business, results of operations, financial condition and prospects.

        The purchase of the Enterprise Edition of Mustang Message Center, our core product, involves a significant commitment of customers' personnel and other resources. Furthermore, the cost of the software is typically only a small portion of the related hardware, development, training and integration costs associated with implementing a complete e-mail management solution. For these and other reasons, the sales cycle associated with the purchase of Mustang Message Center is typically complex, lengthy and subject to a number of significant risks. Such risks include changes in customers' budgetary constraints and approval at senior levels of customers' organizations, over which we have no control. Such risks also include scheduling delays by customers that prevent our personnel from going on site to make or complete customer-ordered installations of Mustang Message Center. Our sales cycle can range from four to six months or more and varies substantially from customer to customer. Because of the lengthy sales cycle and the dependence of our quarterly revenues upon a relatively small number of orders that represent large dollar amounts, the loss or delay of a single order could have a material adverse effect on our business, financial condition and results of operations.

WE ARE DEPENDENT ON MUSTANG MESSAGE CENTER AND THERE IS AN UNCERTAIN MARKET FOR E-MAIL MANAGEMENT SOFTWARE.

        Prior to 1998, most of our revenues were derived from our Wildcat! WinServer and BBS software. Beginning in the second quarter of 1997 and continuing throughout that year, we changed our focus and launched new products designed to facilitate interaction on the Internet's World Wide Web. We released the Business Edition of Mustang Message Center in September 1997, our core product, the

Enterprise Edition, in February 1998 and recently introduced Version 3.0 of the Enterprise Edition in October 1999. Our future is dependent upon the acceptance by the market of Mustang Message Center and our ability to market this e-mail management solution and related services successfully. Mustang Message Center accounted for over 50 percent of our net sales during 1998, but we have only a limited operating history with respect to this product. As a result, and because of the recent emergence of the commercial e-mail management market, we have neither internal nor industry-based historical financial data for a significant period upon which to project revenues or base planned operating expenses. Our future operating results will depend on a variety of factors, including

        - our ability to maintain or increase market demand for Mustang Message Center and our other products and services;

        -   the usage and acceptance of the Internet;

        - the introduction and acceptance of new, enhanced or alternative products or services by our competitors or us;

        - our ability to anticipate and effectively adapt to a developing market and to rapidly changing technologies,

        -   general economic conditions,

        -   competition by existing and emerging competitors,

        -   software defects and other quality control problems; and

        -   the mix of products and services that we sell.

OUR MARKET IS UNDEVELOPED AND RAPIDLY CHANGING.

        The markets for our products and services are at a very early stage of development, are rapidly changing and are characterized by an increasing number of market entrants that have introduced or are developing competing products and services for use on the Internet and the World Wide Web. As is typical for a new and rapidly evolving industry, demand for and market acceptance of recently introduced products and services are subject to a high level of uncertainty and risk. Acceptance and usage of the Mustang Message Center is dependent on continued growth in use of e-mail as a primary means of communications by businesses and consumers. Businesses that already have invested substantial resources in traditional or other methods of conducting business may be reluctant to adopt new commercial methodologies or strategies that may limit or compete with their existing businesses. Individuals with established patterns of purchasing goods and services may be reluctant to alter those patterns. Accordingly, we can give no assurance that sufficient demand our products and services will develop to sustain our business.

        Further, we can give no assurance that use of e-mail as a primary method of communication or commerce over the Internet will become widespread or be sustained, that a substantial market for Mustang's products and services will emerge or that the Mustang Message Center will be generally adopted. Our business, financial condition and results of operations will be materially and adversely affected if the market fails to develop as expected or develops more slowly than expected. Similarly, our business, financial condition and results of operations will be materially and adversely affected if the Internet infrastructure is not adequately expanded or managed, or if our products and services do not achieve market acceptance by a significant number of businesses.

OUR BUSINESS IS INTENSELY COMPETITIVE.

        The market for e-mail message management products and services is intensely competitive, and we expect competition to increase significantly. There are no substantial barriers to entry into our business, and we expect established and new entities to enter the market for e-mail message management products and services in the near future. It is possible that a single supplier will dominate one or more market segments including e-mail management, customer service and call center automation. Furthermore, since there are many potential entrants to the field, it is extremely difficult to assess which companies are likely to offer competitive products and services in the future, and in some cases it is difficult to discern whether an existing product or service is competitive with the Mustang Message Center.

        Our principal competitors in the e-mail message management market include Adante, Aptex Software, Brightware, eGain, General Interactive, Kana Communications, MessageMedia and Micro Computer Systems, each of which provides software solutions for e-mail management. We also compete with other firms that provide e-mail message management services on an outsourcing basis. We compete with a number of independent software suppliers who offer Web Server or telecommunications software as or among their product line(s). Several of our current and potential competitors have greater name recognition, more diversified lines of products and services and significantly greater financial, technical, marketing and other resources than we do. Such competitors may be able to undertake more extensive marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to businesses to induce them to use their products or services. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including the ability or willingness of our competitors to offer lower prices and other incentives that we did not match. In addition, current and potential competitors, particularly enterprise or call center software providers that market integrated suites of products, have established or may establish co-operative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations. We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business.

UNKNOWN SOFTWARE DEFECTS COULD DISRUPT OUR PRODUCTS AND SERVICES, WHICH COULD HARM OUR BUSINESS AND REPUTATION.

        Our product and service offerings depend on complex software, both internally developed and licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. It is possible that, despite testing by us, defects may occur in the software. These defects could result in:

        -   damage to our reputation;

        -   lost sales;

        -   product liability claims;

        -   delays in or loss of market acceptance of our products;



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

        -   product returns; and

        -   unexpected expenses and diversion of resources to remedy errors.

WE HAVE ONLY LIMITED INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS.

        We rely on a combination of trade secret, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. We believe that, due to the rapid pace of technological innovation for Internet products, our ability to establish and maintain a position of technology leadership in the industry depends more on the skills of our development personnel than upon the legal protections afforded our existing technology. We can give no assurance that trade secret, copyright and trademark protections will be adequate to safeguard the proprietary software underlying our products and services. Similarly, we can give no assurance that agreements with employees, consultants and others who participate in the development of our software will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known. We also face the risk that notwithstanding our efforts to protect our intellectual property, competitors will be able to develop functionally equivalent e-mail message management technologies without infringing any of our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain countries. Accordingly, we can give no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology.

        As the use of the Internet for commercial activity increases, and the number of products and service providers that support Internet commerce increases, we believe that Internet commerce technology providers may become increasingly subject to infringement claims. We can give no assurance that plaintiffs will not file infringement claims in the future. Any such claims, with or without merit, could be time consuming, result in costly litigation, disrupt or delay the enhancement or shipment of our products and services or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable or favorable to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights.

IF WE FAIL TO EXPAND OUR SALES, MARKETING AND CUSTOMER SUPPORT ACTIVITIES, WE MAY BE UNABLE TO EXPAND OUR BUSINESS.

        The complexity of the Mustang Message Center and related products and services requires us to have highly trained sales, marketing and customer support personnel to educate prospective customers regarding the use and benefits of our products and services, and provide effective customer support. With our relatively brief operating history in the area of e-mail management and our plans for expansion, we have considerable need to recruit, train, and retain qualified staff. Any delays or difficulties we encounter in these staffing efforts could impair our ability to attract new customers and enhance our relationships with existing customers. This in turn would adversely impact the timing and extent of our revenue. Because many of our sales, marketing and customer support personnel have recently joined us and have limited experience working together, our sales, marketing and customer support organizations may not be able to compete successfully against bigger and more experienced organizations of our competitors. If we do not successfully expand our sales, marketing and customer support activities, our business will suffer and our stock price could decline.

USE OF OUR NET OPERATING LOSS CARRYFORWARDS MAY BE LIMITED IN THE FUTURE.

        At December 31, 1998, we had federal and state net operating loss carryforwards available of approximately $5,000,000 and $3,000,000, respectively. These net operating loss carryforwards expire at the end of 2013. A federal net operating loss can generally be carried back two or three years and then forward fifteen or twenty years (depending on the year in which the loss was incurred), and used to offset taxable income earned by a company (and thus reduce its income tax liability).

        Section 382 of the Internal Revenue Code provides that when a company undergoes an "ownership change," the corporation's use of its net operating losses is limited in each subsequent year. An "ownership change" occurs when, as of any testing date, the sum of the increases in ownership of each shareholder that owns five percent or more of the value of a company's stock as compared to that shareholder's lowest percentage ownership during the preceding three-year period exceeds fifty percentage points. For purposes of this rule, certain shareholders that own less than five percent of a company's stock are aggregated and treated as a single five-percent shareholder. We have issued a substantial number of shares of our common stock since January 1, 1998. Additionally, we may issue a substantial number of shares of our common stock in connection with future financings or acquisitions. The issuance of a significant number of shares of common stock could result in an "ownership changes" for tax purposes.

        The extent of the actual future use of our net operating loss carryforwards is subject to inherent uncertainty because it depends on the amount of otherwise taxable income we may earn. We cannot give any assurance that we will have sufficient taxable income in future years to use any of our federal net operating loss carryforwards before they would otherwise expire.

WE ARE DEPENDENT ON OUR PRESIDENT AND CHIEF TECHNICAL OFFICER AND OTHER QUALIFIED PERSONNEL.

        We are dependent upon James A. Harrer, our President and Chief Executive Officer, and C. Scott Hunter, our Chief Technical Officer. The loss of either of these executives could have a material adverse effect on us. While we have employment agreements with these executives, they may terminate them without any reason upon thirty-days' notice. Moreover, unforeseen circumstances could cause either of them to no longer render services to us. We have key-man life insurance on the life of Mr. Harrer for $1,000,000. However, the proceeds from this policy may be insufficient to compensate us in case of Mr. Harrer's death. Further, this policy does not cover us in the event that he becomes disabled or is otherwise unable to render services. Our success is also dependent upon our ability to attract and retain highly qualified personnel. We can give no assurance that we will be able to recruit and retain such personnel.



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

WE ARE DEPENDENT ON THE INCREASED USAGE AND STABILITY OF THE INTERNET.

        The demand for products used on the Internet such as those offered by us will depend in significant part on continued rapid growth in the number of households and commercial, educational and government institutions with access to the Internet, in the level of usage by such entities. Usage of the Internet as a source for information, products and services is a relatively recent phenomenon. Accordingly, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether any significant market for usage of the Internet for such purposes will continue to develop and expand. We can give no assurance that Internet usage patterns will not decline as the novelty of the medium recedes or that the quality of products and services offered online will improve significantly to continue to support user interest. In addition, it is uncertain whether the cost of Internet access will decline. Failure of the Internet to stimulate user interest and be accessible to a broad audience at moderate costs would jeopardize the markets for our products and services.

        Issues regarding the stability of the Internet's infrastructure remain unresolved. The rapid rise in the number of Internet users and increased transmission of audio, video, graphical and other multimedia content over the Internet has placed increasing strains on the Internet's communications and transmission infrastructures. Continuation of such trends could lead to significant deterioration in transmission speeds and reliability of the Internet and could reduce the usage of the Internet by businesses and individuals. The Internet continues to experience significant growth in the number of users and level of use. Without corresponding increases and improvements in the Internet infrastructure, there can be no assurance that the Internet will be able to support the demands placed upon it by such continued growth. Any failure of the Internet to support such increasing number of users due to inadequate infrastructure, or otherwise, would seriously limit the development of the Internet as a viable source of communication or commerce. This could materially and adversely affect the acceptance of our products and services which would, in turn, materially and adversely affect our business, results of operations, financial condition and prospects.

WE FACE RISKS FROM REGULATORY AND LEGAL UNCERTAINTIES INVOLVING THE INTERNET.

        We believe we are not currently subject to direct regulation by any government agency in the U.S., other than regulations generally applicable to businesses, and there are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, there can be no assurance that federal, state or foreign agencies will not attempt in the near future to begin to regulate the market for Internet commerce. More generally, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations will be adopted with respect to the Internet, covering issues such as user privacy, pricing, taxation and characteristics and quality of products and services. For example, the Telecommunications Reform Act of 1996 may subject certain Internet content providers to criminal penalties for the transmission of certain information and could also result in liability to Internet service providers, Websites and transaction facilitators such as us. Various foreign jurisdictions have also moved to regulate access to the Internet and to strictly control World Wide Web content. Even if our business is not directly subject to regulation, the adoption of any such laws or regulations may inhibit the growth of the Internet, or the businesses of the users of our products and services, which could in turn adversely affect our business, financial condition and results of operations. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel, taxation and personal privacy is uncertain. Such uncertainty creates the risk that such laws could be interpreted in a manner that could generally inhibit commerce on the Internet and adversely impact our business.

        Due to the growth of Internet commerce, Congress has considered regulating providers of services and transactions in this market, and federal or state authorities could enact laws, rules or regulations affecting our business or operations. Government agencies may promulgate rules and regulations affecting our activities or those of the users of our products and services. Any or all of these potential actions could result in increased operating costs for us or for the principal users of our products or services and could also reduce the convenience and functionality of our products or services. This could result in reduced market acceptance, which would have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS FACES RISKS FROM YEAR 2000 COMPLIANCE ISSUES.

        Many currently installed computer systems and software products are coded to accept only two-digit entries in date code fields. Beginning in the year 2000, these date code fields will need to accept four-digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than a year, computer systems and/or software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. We designed Mustang Message Center and our other products to be Year 2000 compliant and have completed a systematic effort to identify any Year 2000 compliance problems in the various components of its products. However, significant uncertainty exists concerning the potential effects associated with compliance. Although we believe that our Mustang Message Center and other products are Year 2000 compliant, we can give no assurance that coding errors or other defects will not be discovered in the future. Moreover, Year 2000 problems affecting other hardware or software products, which our customers rely on or intend to use beyond the end of 1999, could adversely affect the use or functionality of our products. Any Year 2000 compliance problem affecting us, our service providers, customers or the Internet infrastructure could result in a material adverse effect on our business, operating results and financial conditions.

MARKET PRICES FOR OUR SHARES HAVE BEEN AND MAY CONTINUE TO BE VOLATILE.

        The market for our common stock is highly volatile. The trading price of our common stock could be subject to wide fluctuations in response to, among other things:

        -   quarterly variations in operating and financial results,

        - announcements of technological innovations or new products by us or our competitors,

        - changes in prices of our products or our competitors' products and services, and

        - responses to our strategies and those of our competitors concerning e-mail management products and services.

        Statements or changes in opinions, ratings, or earnings estimates made by brokerage firms or industry analysts relating to the market in which we do business or relating to us or our competitors could result in an immediate and adverse effect on the market price of our common stock. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for the securities of many software and Internet companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

                                 USE OF PROCEEDS

        Mustang.com, Inc. will not receive any proceeds from the sales of shares of common stock by the selling shareholders. Mustang will add the net proceeds, if any, received from the exercise of the warrants to working capital and use it for general corporate purposes. There can be no assurance as to whether any, or the number of, warrants that may be exercised.

                                 DIVIDEND POLICY

        Mustang has never declared or paid cash dividends on the common stock since its inception. Mustang currently intends to retain all of its earnings, if any, for use in the operation and expansion of its business and does not intend to pay any cash dividends to its stockholders in the foreseeable future.

PRICE RANGE OF COMMON STOCK

        Shares of Mustang's common stock have traded on the over-the-counter market since its initial public offering on April 5, 1995 and are included in The Nasdaq Stock Market under the symbol "MSTG." The following table sets forth for the quarters indicated the high and low last reported sale prices as reported on the Nasdaq National Market through October 14, 1998 and the high and low bid prices as reported on The Nasdaq SmallCap market from October 15, 1998. Quotations since October 15, 1998 reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                          HIGH             LOW
                                                         ------           -----
1997
First Quarter                                            $ 2.50           $ .63
Second Quarter                                             1.63             .63
Third Quarter                                              2.13             .56
Fourth Quarter                                             1.88             .50
1998
First Quarter                                            $ 4.06          $ 1.25
Second Quarter                                             3.25            1.25
Third Quarter                                              2.28            1.50
Fourth Quarter                                             3.00            1.00
1999
First Quarter                                            $ 5.94          $ 2.28
Second Quarter                                            13.88            3.56
Third Quarter                                             10.00            4.25
Fourth Quarter (through November 30, 1999)                15.00            5.83

        The 5,607,568 shares of common stock of Mustang outstanding as of November 8, 1999 were held of by 105 shareholders of record, who, Mustang believes, held for approximately of 2,700 beneficial holders. On November 30, 1999, the last sale price of the common stock as reported on The Nasdaq SmallCap Market was $11.625 per share.

                              SELLING SHAREHOLDERS

        The 1,440,864 shares offered by this prospectus consist of shares issued or issuable to accredited investors and the placement agent in connection with a privately placed equity financing completed on October 14, 1999, as follows:

            -   765,908 shares of common stock issued to the investors;

            - up to 574,431 shares of commons stock issuable upon exercise of warrants, with an exercise price of $8.775 per share, issued to the investors;

            - up to 57,443 shares of commons stock issuable upon exercise of warrants, with an exercise price of $7.3125 per share, issued to the placement agent; and

            - up to 43,082 shares of commons stock issuable upon exercise of warrants, with an exercise price of $8.775 per share, issued to the placement agent.

        The following table sets forth certain information regarding the beneficial ownership of shares of common stock by the selling shareholders as of November 8, 1999. The term "selling shareholders" includes the holders listed below and their transferees, pledgees, donees or other successors. Information in the table concerning the selling shareholders and the shares they may offer from time to time hereunder is based on information provided to Mustang by such shareholders. Because the selling shareholders may offer all or some of the shares pursuant to this Prospectus, and to Mustang's knowledge there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that may be held by the selling shareholders after completion of this offering, no estimate can be given as to the amount of shares that will be held by the selling shareholders after completion of this offering. Information concerning the selling shareholders may change from time to time and any changes of which Mustang is advised will be set forth in a Prospectus Supplement to the extent required. See "Plan of Distribution." Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as otherwise noted, as of November 8, 1999, Mustang believes that each person named in the table has sole voting and investment power with respect to all of the shares of our common stock listed as beneficially owned by it.

                                                              Number of shares of common stock
                                                         -------------------------------------------
                                                            Owned        Issuable     Beneficially      Percent
                                                            before         upon        owned and        of out-
                                                             this        exercise      offered by       standing
Name of selling shareholder                                offering     of warrants  this prospectus     shares
---------------------------------------------------      ------------  ------------- ---------------    --------
Special Situations Fund III, L.P.(1)                       136,752        102,564        239,316            4.2%
Special Situations Private Equity Fund, L.P.(2)            109,402         82,051        191,453              *
Special Situations Cayman Fund, L.P.(3)                     27,350         20,513         47,863            3.4%
Special Situations Technology Fund, L.P.(4)                 41,026         30,769         71,795            1.3%
Austin W. Marxe(1)(2)(3)(4)(5)                             314,530        235,897        550,427            9.4%
David M. Greenhouse(1)(2)(3)(4)(5)                         314,530        235,897        550,427            9.4%
Core Technology Fund Inc.                                   44,100         33,075         77,175            1.4%
Executive Technology L.P.                                   15,700         11,775         27,475              *
Matrix Technology Group N.V                                  8,400          6,300         14,700              *
Sci-Tech Investment Partners, L.P.                          27,300         20,475         47,775              *
SG Partners LP                                              59,700         44,775        104,475            1.8%
Yale University                                            106,500         79,875        186,375            3.3%
Yale University Retirement Plan for Staff Employees         11,900          8,925         20,825              *
C. S. L. Associates, L.P.                                   41,026         30,769         71,795            1.3%
Edward O. Thorp                                             68,376         51,282        119,658            2.1%
Schoffenfeld Associates LP                                  68,376         51,282        119,658            2.1%
First Security Van Kasper(6)                                              100,525        100,525            1.8%

-----------

*   Less than 1%.

(1) Consists of shares and warrants registered to Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III), of which MGP Advisers Limited Partnership ("MGP"), a Delaware limited partnership, is the general partner. AWM Investment Company, Inc., a Delaware corporation ("AWM"), is the general partner of MGP. SSF III, MGP and AWM are beneficial owners of these securities.

(2) Consists of shares and warrants registered to Special Situations Private Equity Fund, L.P., Delaware limited partnership "(SSPE"), of which MG Advisers, L.L.C., a New York limited liability company ("MG") is the general partner and investment adviser. SSPE and MG are beneficial owners of these securities.

(3) Consists of shares and warrants registered to Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership (the Cayman Fund"), of which AWM is the general partner and investment adviser. The Cayman Fund and AWM are beneficial owners of these securities.

(4) Consists of shares and warrants registered to Special Situations Technology Fund, L.P., a Delaware limited partnership ("SST"), of which SST Adviser, L.L.C., a Delaware limited liability company ("SSTA") is the general partner and investment adviser. SST and SSTA are beneficial owners of these securities.

(5) Consists of the same securities included in the table as registered to SSF III, SSPE, the Cayman Fund and SST. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, MG, AWM and SSTA and are principally responsible for the selection, acquisition and disposition of the portfolios securities by the investment advisers on behalf of their respective funds.

(6) First Security Van Kasper served as placement agent in connection with the private placed equity financing completed on October 14, 1999 and received five-year warrants to purchase up to 57,443 shares of commons stock at an exercise price of $7.3125 per share and up to 43,082 shares of commons stock at an exercise price of $8.775 per share.

        To Mustang's knowledge, none of the selling shareholders has any material relationship with Mustang or engaged in any transaction with it except for the transaction in which they acquired their securities.

                              PLAN OF DISTRIBUTION

        The distribution of the shares by the selling shareholders may be effected from time to time in one or more transactions (which may involve block transactions), in special offerings, exchange distributions and/or secondary distributions, in negotiated transactions, in settlement of short sales of common stock or a combination or such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected on the over-the-counter market or privately. The selling shareholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholders for whom they may act as agent (which compensation may be in excess of customary commissions). Without limiting the foregoing, such brokers may act as dealers by purchasing any and all of the shares covered by this Prospectus either as agents for others or as principals for their own accounts and reselling such securities pursuant to this Prospectus. The selling shareholders and any broker-dealers or other persons acting on the behalf of parties that participate with such selling shareholders in the distribution of the shares may be deemed to be underwriters and any commissions received or profit realized by them on the resale of the shares may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the "Securities Act"). As of the date of this Prospectus, Mustang is not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders with respect to the offer or sale of the shares pursuant to this Prospectus.

        At the time that any particular offering of shares is made, to the extent required by the Securities Act, a prospectus supplement will be distributed, setting forth the terms of the offering, including the aggregate number of shares being offered, the names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

        Selling shareholders may also sell their shares pursuant to Rule 144 promulgated under the Securities Act. Each of the selling shareholders may from time to time pledge the shares owned by it to secure margin or other loans made to such selling shareholder. Thus, the person or entity receiving the pledge of any of the shares may sell them, in a foreclosure sale or otherwise, in the same manner as described above for such selling shareholder.

        Mustang will not receive any of the proceeds from any sale of the shares by the selling shareholders offered by this prospectus.

        Under its agreement with the selling shareholders, Mustang agreed to file a registration statement covering the 765,908 shares issued in its October 14, 1999 financing and the 674,956 shares issuable upon exercise of warrants issued in connection with the financing within 30 days following the closing of the financing and to keep a registration statement covering these shares effective until all such shares have been disposed of.

        Mustang will pay all expenses related to the registration of the shares covered by this prospectus, including:

        -   filing, registration and qualification fees;

        -   printers' fees;

        -   accounting fees; and

        -   the fees and disbursements of its outside counsel.

        Mustang will not pay underwriters' or brokers' discounts and commissions or the fees or disbursements of counsel for any selling shareholder.

        The selling shareholders are not restricted as to the price or prices at which they may resell the shares. Any resales may have an adverse effect on the market price of the common stock. In addition, it is possible that a significant number of shares could be sold at the same time, which also may have an adverse effect on the market price of the common stock.

        Mustang has agreed to indemnify the selling shareholders against certain civil liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

        The validity of the common stock offered hereby has been passed upon for the Company by Freshman, Marantz, Orlanski, Cooper & Klein, a law corporation, Beverly Hills, California.

                                     EXPERTS

        The financial statements of the Company incorporated into this Prospectus by reference to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated herein and in the Registration Statement of which this Prospectus is a part in reliance upon the report of Arthur Andersen LLC and upon the authority of said firm as experts in accounting and auditing.